Exhibit 99.1

Shareholder Update / Q4 Shareholder Brief

Wednesday, January 25, 2017

Executive Summary

As you likely know, a merger agreement between Savara, Inc. (“Savara”) and Mast Therapeutics, Inc. (“Mast”) was executed on January 6, 2017, with the closing of the transaction expected to occur by the second quarter of 2017 following shareholder approval from both Savara and Mast. As Mast is a public company and our shareholders will be obtaining registered shares of Mast common stock in the merger, applicable securities laws limit the information we can provide to you at this time. With our assistance, Mast intends to file relevant materials with the SEC, including a registration statement on Form S-4, that will contain a prospectus, joint proxy and information statement that will contain more detailed information about the proposed merger.

We will notify you once the Form S-4 is filed with the SEC which we expect to occur on or prior to February 14, 2017.

As it relates to our approvals related to the merger, there will be two primary steps. First, we will need majority consent from the 2016 Bridge Note holders related to the method of conversion of the convertible debt into Savara common shares. Second, after the Form S-4 registration statement is declared effective by the SEC, we will seek shareholder approval for the merger. This process may also include the ability for current shareholders who are accredited investors to invest additional capital in Savara prior to the merger closing, the ability for warrant holders to exercise their warrants, and various other business items.

Merger Information

The reverse takeover (RTO) with Mast was motivated by the opportunity to create a high-growth specialty pharmaceutical company focused on rare respiratory diseases, while adding a third product category and allowing us better access to capital raising and fundraising mechanisms based on being a public company. The transaction will also result in a public trading market for our shareholders to purchase or sell shares. With access to the public markets, we believe we will have the possibility to better achieve the potential of our now expanded product pipeline, as well as to continue to grow opportunistically within the field of rare respiratory diseases. The Form S-4 will contain more complete information about the background, benefits and risks of the merger.

An RTO is a type of merger that private companies use to become publicly traded without all the steps of an IPO. Given the limited biotech IPO market in 2016, this type of transaction has become a desirable alternative to an IPO. Having executed the merger agreement with Mast, we feel confident about our future as a public company, which will continue to be listed on NYSE MKT under the name Savara using the new ticker symbol, SVRA.

Mast’s lead asset vepoloxamer was being developed for patients with sickle cell disease. Unfortunately, their Phase III study did not meet its primary efficacy endpoint and the company determined that exploring partners for a reverse merger was their best strategic option. Interestingly, Mast’s earlier stage product, AIR001, is an inhaled sodium nitrite product that fits with our pipeline. AIR001 is currently in Phase II development - largely funded by NIH grant money.

Mast was attractive to Savara for several reasons, among them its attractive public company characteristics including that Mast enjoys institutional coverage from research analysts, has meaningful trading volume, and has established relationships, compliance, and the infrastructure to support a diverse funding platform which includes both access to debt and equity, providing flexibility to Savara to seek future financing, as needed.

The resulting Board of Directors will consist of seven members, five of which are from Savara, and two of which are independent directors from Mast. The merger agreement defines a process for the selection of the two Mast directors. The management of the new entity will consist of the current Savara management. Savara will continue to be headquartered in Austin, Texas.

The Savara management and board have negotiated what we consider a fair deal with Mast that is in the best interest of our shareholders, and it is now subject to the approval of our shareholders.

Merger Mechanics

Material Terms of the Merger

The complete merger agreement executed between Mast and Savara can be found here. The key terms of the agreement are as follows:

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The relative ownership ratio was based on Mast’s valuation of $36.5M and a Savara valuation of $115M. This results in Savara shareholders holding approximately 76% of the combined company. The ownership percentage is subject to change based on Mast’s net cash and the number of outstanding shares of Mast and Savara at closing. Mast’s value of $36.5M was based on a premium at signing from their 20-day volume weighted average price (VWAP). The Savara valuation of $115M was effectively the post-money valuation of our last Series C financing, plus the value of the new shares issued as part of the Serendex acquisition. Whereas the calculated pro-forma market cap is $151.5M, the final post-closing market cap will depend on the Mast share price at and after closing.

•	Mast is not expected to bring a meaningful amount of cash to the combined company. Should Mast net cash at closing fall below zero, the Mast shareholder ownership percentage will be adjusted downward.
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Savara preferred stock and common stock issued and outstanding immediately prior to the closing will be exchanged for Mast common shares immediately prior to the closing. At closing, we expect that a reverse stock split will be implemented to satisfy the conditions of NYSE, among other reasons. The reverse split ratio has yet to be determined. Calculating a return on investment for the various classes of Savara securities will be feasible once the closing has occurred and the closing stock price is known.
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Savara will obtain the Mast AIR001 program which is an inhaled sodium nitrite currently being developed for the treatment of heart failure with preserved ejection fraction (HFpEF), a condition that affects millions in the U.S. and for which no adequate therapeutic agent is available. The program is currently enrolling in a Phase II clinical trial with top line results expected in Q1 2018.

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Similar to a likely condition on an IPO, there will be a requirement for a lockup period for Savara shareholders after the merger closing. A lockup is a contractual restriction that will prevent shareholders from selling their stock for a period after closing and is to help prevent the market from being potentially flooded with a large number of shares at closing, which would likely depress the share price. Under the lock-up, Savara shareholders will be allowed to sell 1/3 of their shares six months after merger closing, another 1/3 eight months after closing, and the final 1/3 ten months after closing. Savara and Mast board members and members of the management teams have already executed this lockup agreement, and the same lockup will be applicable to the Savara shareholders.

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The outstanding Savara 2016 Bridge Notes (the notes sold along with the Serendex consent) will convert into Savara shares at closing. Noteholders will receive a DocuSign shortly requesting their consent for the conversion of the notes into equity.

•	The warrants issued as part of the 2016 Bridge round expire on June 30, 2021 and will continue to exist and can be exercised after closing for Mast shares based on the exchange ratio for the merger.
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The Savara warrants issued as part of the Series B in 2012 are set to expire in mid-2017. After the S-4 is filed, we will be in contact with the warrant holders regards their choices relating to exercising these warrants.

•	The Savara third quarter financials are expected to be included with the initial Form S-4 filing and year-end financials are expected to be included with the final Form S-4 filing.

The Closing Process

The merger closing is expected in the second quarter of 2017, and the exact timing is largely dependent on the SEC Form S-4 filing and review timeline.

Thanks

We realize there are many moving parts, with many questions. After the S-4 filing, we will be in a better position to communicate more fully with our shareholders.

Kind regards,

Rob Neville

FORWARD LOOKING STATEMENTS

Statements in this shareholder brief that are not a description of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as "expect," "intend," "plan," "anticipate," "believe," and "will," among others. Such statements include, but are not limited to, statements regarding the structure, timing and completion of our proposed merger with Savara; our continued listing on NYSE MKT prior to and after the proposed merger; our expectations regarding the capitalization, resources and ownership structure of the combined organization; our expectations regarding the sufficiency of the combined organization's resources to fund the advancement of any development program or the completion of any clinical trial; the nature, strategy and focus of the combined organization; the safety, efficacy and projected development timeline and commercial potential of any product candidates; the executive officer and board structure of the combined organization; and the expectations regarding voting by Mast and Savara stockholders.  Mast and/or Savara may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in our forward-looking statements, and you should not place undue reliance on these forward-looking statements.  Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  These forward-looking statements are based upon Mast's and Savara's current expectations and involve assumptions that may never materialize or may prove to be incorrect.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Mast and Savara, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs, the timing and ability of Mast or Savara to raise additional equity capital to fund continued operations; the ability to successfully develop any of Savara's product candidates, and the risks associated with the process of developing, obtaining regulatory approval for and commercializing drug candidates that are safe and effective for use as human therapeutics.  Risks and uncertainties facing Mast are described more fully in Mast's periodic reports filed with the SEC available at www.sec.gov. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they were made.  Mast undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

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